

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 17, 2024

Tan Hock Chye
Chief Financial Officer
SEATech Ventures Corp.
11-05 & 11-06, Tower A , Avenue 3 Vertical Business Suite
Jalan Kerinchi, Bangsar South, 59200
Kuala Lumpur, Malaysia

> **Re: SEATech Ventures Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Form 8-K filed November 2, 2023**
> **File No. 333-230479**

Dear Tan Hock Chye:

We have reviewed your January 10, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 2, 2024 letter.

Form 8-K filed November 2, 2023

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

1. As requested in our previous comment 3, please provide to us in your response your mathematical assessment of significance in accordance with Rule 1-02(w) of Regulation S-X in assessing compliance with Rule 3-05(a)(2)(ii) of Regulation S-X if you have determined that a business has been acquired. Please note this calculation will determine the number of years of audited financial statements required to be provided.

Please contact Amy Geddes at 202-551-3304 or Stephen Kim at 202-551-3291 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services